AMERICATOWNE Inc.
(A Development Stage Company)
Statement of Cash Flows
(Unaudited)

	Three Months Ended September 30, 2014	April 22, 2014 (inception) through September 30, 2014
OPERATING ACTIVITIES		
Net income	$ 40,805	$ 37,355
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(48,000)	(48,000)
Prepayment	(9,614)	(9,614)
Accrued Expenses	1,000	1,000
Deferred Revenues	39,778	39,778
Net cash provided by operating activities	23,969	20,519
FINANCING ACTIVITIES		
Proceeds from the issuance of common stock	-	3,119
Repayment to a related party	(331)	-
Net cash provided by (used in) financing activities	(331)	3,119
Net change in cash	23,638	23,638
Cash at beginning of period	-	-
Cash at end of period	$ 23,638	$ 23,638
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash investing and financing activities		
Goodwill due to pushdown accounting	$ -	$ 40,311

See Notes to Financial Statements.